Results of General Shareholders’ Meeting for the Fiscal Year of 2006

On March 20, 2007, Shinhan Financial Group held the general shareholders’ meeting for the fiscal year of 2006, and all five agendas listed below were approved as originally proposed.

1) Approval of Financial Statements (balance sheet, income statement and statement of appropriation of retained earnings) for the fiscal year 2006 (January 1, 2006 ~ December 31, 2006)

2) Appointment of directors (15 directors)

3) Appointment of Audit Committee members (4 members)

4) Approval of director remuneration limit

5) Approval of stock option grant to the executives, directors, business unit heads, and employees of Shinhan Financial Group and its Subsidiaries

For details of the originally proposed agendas, please refer to our Convocation Notice of the 6th general shareholders’ meeting, which was disclosed on February 21, 2007.

Additionally, Shinhan bank, our major banking subsidiary, held the general shareholders’ meeting for the fiscal year of 2006, and the four agendas listed below were approved.

1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2006 (January 1, 2006 ~ December 31, 2006).

2) Amendments of the Articles of Incorporation

3) Approval of director remuneration limit

4) Appointment of directors